Exhibit 99.2

[FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS]

RENT THE RUNWAY, INC.

TRANSFERABLE RIGHTS TO PURCHASE UP TO $12,500,000.00 IN SHARES OF

CLASS A COMMON STOCK,

REPRESENTING UP TO 3,063,725 SHARES OF CLASS A COMMON STOCK

THE RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK CITY TIME,
ON OCTOBER 21, 2025, SUBJECT TO EXTENSION.

October 7, 2025
Dear Stockholder:

This letter is being distributed by Rent the Runway, Inc., a Delaware corporation (the “Company”), to all holders of record (collectively, the “Record Holders”) of shares of the Company’s Class A common stock and Class B common stock (the “Common Stock”), as of 5:00 p.m., New York City time, on October 6, 2025 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) to Record Holders, at no charge, of transferable subscription rights (the “Rights”) to purchase a pro rata share of an aggregate of $12,500,000.00 in shares of the Company’s Class A Common Stock (the “Shares”) at a subscription price of $4.08 per Share (the “Subscription Price”). As described in the Prospectus (as defined below), each Record Holder will receive one Right for each share of Common Stock that such Record Holder owned as of 5:00 p.m., New York City time, on the Record Date. The Rights and Common Stock are described in the accompanying prospectus, dated September 30, 2025 (as the same may be amended, the “Prospectus”).

In the Rights Offering, up to an aggregate of $12,500,000.00 in Shares are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on October 21, 2025 (such time, the “Expiration Date”), subject to extension in the Company’s sole discretion. Rights not exercised prior to the Expiration Date will expire and have no value.  The Rights are transferable, subject to the conditions described in the Prospectus.

Each Right allows the holder thereof to subscribe for [●] Shares (the “Basic Subscription Privilege”) at the Subscription Price. If a Record Holder fully exercises his Basic Subscription Privilege(s) and other Record Holders do not fully exercise their Basic Subscription Privilege(s), such holder may also exercise an over-subscription right (the “Over-Subscription Privilege”) to subscribe additional Shares that remain unsubscribed at the expiration of the Rights Offering (such shares, the “Unsubscribed Shares”), subject to availability.

To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privilege(s), the available shares will be prorated, after eliminating all fractional shares, among those oversubscribing Rights holders. “Pro rata” means in proportion to the number of Shares that Rights holders have purchased by exercising their Basic Subscription Privilege. If there is a pro rata allocation of the Unsubscribed Shares and a Rights holder receives an allocation of a greater number of Shares than subscribed for under its Over-Subscription Privilege, such Rights holder will be allocated only the number of Shares for which such holder actually paid in connection with the Over-Subscription Privilege(s). The remaining Shares will be allocated among all other holders exercising their Over-Subscription Privilege(s) on the same pro rata basis described above.

Each Record Holder will be required to submit payment in full for all the Shares such holder wishes to buy with its Basic Subscription Privilege(s) and its Over-Subscription Privilege(s). Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if a Record Holder wishes to maximize the number of Shares he or she may purchase pursuant to such holder’s Over-Subscription Privilege(s), such holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no holder other than such Record Holder purchases any Shares pursuant to their Basic Subscription Privilege(s) and Over-Subscription Privilege(s).

All payments by a participating Rights holder must be in U.S. dollars only by wire transfer in immediately available funds to “Broadridge Corporate Issuer Solutions, LLC” with reference to the Rights holder’s name, or by certified bank or cashier’s check drawn upon a U.S. bank payable to “Broadridge Corporate Issuer Solutions, LLC”. The method of delivery of Rights Certificates (as defined below) and payment of the subscription price will be at the election and risk of the participating Rights holders, but if sent by mail it is recommended that such certificates and payments be sent by traceable or overnight mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to Broadridge Corporate Issuer Solutions, LLC (the “Subscription Agent”) and clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date.

The Rights are evidenced by rights certificates (the “Rights Certificates”), which may be physical certificates but will more likely be electronic certificates issued through the facilities of The Depository Trust Company (“DTC”). The Rights evidenced by a Rights Certificate may be transferred as described, and subject to the conditions provided, in the Prospectus.

Enclosed are copies of the following documents:

1.          Prospectus;

2.          Rights Certificate;

3.          Instructions for Use of Rent the Runway, Inc. Rights Certificate;

4.          Notice of Guaranteed Delivery; and

5.          A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Rights Certificate, Notice of Guaranteed Delivery (if applicable), and forward them, together with payment in full of the aggregate Subscription Price for all of the Shares for which you have subscribed pursuant to the Basic Subscription Privilege(s) and the Over-Subscription Privilege(s), to the Subscription Agent. Completed Rights Certificates and related payments must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on or before the Expiration Date, at the offices of the Subscription Agent, unless delivery of the Rights Certificate is effected pursuant to the guaranteed delivery procedures.  Do not send the Rights Certificate or payment to the Company.

Your properly completed and duly executed Rights Certificate, accompanied by full payment of the aggregate Subscription Price, including final clearance of any checks, must be received by the Subscription Agent on or before the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to the Expiration Date will be void, of no value and will cease to be exercisable for Shares, and you will have no further Rights under them.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, LLC, the Information Agent. The Information Agent may be contacted by telephone (888-789-8409) or email (shareholder@broadridge.com). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Rent the Runway, Inc.